U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE PERIOD ENDED: June 30, 2019

Insitu Biologics, Inc.
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

2155 WOODLANE DRIVE, SUITE 102

WOODBURY MN 55125

651-419-8504

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Jillian Sidoti

Trowbridge Sidoti

38977 Sky Canyon Drive – Ste 101

Murrieta, CA 92563

323-799-1342

jillian@crowdfundinglawyers.net

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

82-3415514
(I.R.S. Employer Identification Number)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the Offering Circular dated March 27, 2019.

BUSINESS

InSitu Biologics, Inc. (the “Company”) was formed as InSitu Biologics, LLC as a Minnesota limited liability company on June 4, 2014 and was converted as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware. The Company is in the pre-clinical phase of product testing, and has not applied to the FDA for any exploration of a new drug compound.

There are three classes of stock in the Company:

1.	Class B Common Stock
2.	Class A Common Stock and
3.	Preferred Stock

The total number of shares of all classes of stock the Company is authorized to issue is 110,000,000 shares, 10,000,000 of which are authorized as Preferred Stock; 10,000,000 of which are authorized as Class B Common Stock; and 20,000,000 of which are authorized as Class A Common Stock. The Shares being sold in this Offering are all Class A Common Stock.

As of June 30, 2019, there were 3,153,203 shares of Class A Common Stock outstanding (pre-split.) There were 1,500,000 shares of Class B Common Stock outstanding (pre-split.) As of March 8, 2019, there were 6,311,514 shares of Class A Common Stock outstanding (post split) and 3,000,000 shares of Class B Common Stock outstanding (post split.)

Description of Rights of Classes of Stock

All Shares of Class A Common Stock shall be identical and have one vote per share. The Shares to be issued pursuant to this Offering will be Class A Common Stock. All holders of shares of Class B Common Stock (which are not being sold in this Offering) shall be identical and shall at every meeting of the stockholders be entitled to two votes for each share of the capital stock held by such stockholder. All of the other terms (except for voting) of the Class A Common Stock shall be identical to the Class B Common Stock, except for the right of first refusal that attaches to the Class A Common Stock, as explained in this Offering Circular and in the Company’s Bylaws.

The Preferred Stock was convertible to the Class A Common Stock on a 1 to 1.1 basis meaning for every Preferred Share owned by a Shareholder. The shares converted into 1.1 shares of Class A Common Stock after the Regulation A+ offering was qualified by the Securities Exchange Commission.

Results of Operations

The six-months ended June 30, 2019

Revenue. Total revenue for the six-months ended June 30, 2019 was $0. June 4, 2014 (date of inception) to June 30, 2019, the Company was in the start-up phase.

Operating Expenses. Operating expenses for the six-months ended June 30, 2019 were $917,777. Operating expenses for the period were comprised of research and development expenses and general administrative expenses.

Net Loss. The Company incurred a net loss of ($919,218) for the six-months ended June 30, 2019 which included $1,441 in interest expense.

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The years ended December 31, 2017 and December 31, 2016

Revenue. Total revenue for the periods ended December 31, 2017 and 2016 was $0.

Operating Expenses. Operating expenses for the period December 31, 2017 were $275,705. Operating expenses for the period ended December 31, 2016 were $300,554. Operating expenses were for research and development expenses and other general administrative expenses.

Net Loss. Net loss for the period ended December 31, 2017 was $317,252. Net loss for the period ended December 31, 2016 was $330,554.

Liquidity and Capital Resources

The Company had net cash of $1,027,616 at June 30, 2019.

During the six-months ended June 30, 2019, we used $917,777 of cash to cover the operating expenses. For the period ended December 31, 2017, cash was used for operating expenses of $1,001,536.

For the six-months ended June 30, 2019, $2,055 was recognized as interest income.

At August 7, 2018, the Company had sold 262,360 shares at $5.75 per share since the Regulation A Offering was qualified. Due to the popularity of the shares and in an effort to maximize shareholder value, the Company increased the share price to $6.85 per share. The Company sold 275,661 shares at $5.75 per share, 43,126 shares at $6.85 per share, and 31,588 shares at $6.90 since our Offering was qualified. Due to the popularity of the shares and in an effort to maximize shareholder value, we are increasing our share price to $8.00 per share. Effective February 25, 2019, the Board of Directors consented to a 2 to 1 stock split resulting in 3,155,757 Class A shares outstanding. During the period January 1, 2019 through July 16, 2019, the Company raised and additional $878,760 of equity through sales of Common Stock.

The Company believes that funding at any level could result in significant progress being made toward gaining the Phase 1 Clinical Study. The Company has not yet applied for an Investigational New Drug (“IND”). The Company has completed the capital acquisition of its laboratory equipment and further laboratory expenses are directly related to compounding products. The Company has the ability to slow down or accelerate product development, pre-clinical studies, and clinical studies based on available funds. Nearly all expenses are variable, and employees are willing to delay compensation from time to time if need be.

Related Party Transactions

In June 2017, the Company entered into a line of credit (“LOC”) for continued financing of the Company’s operating expenses. This senior non-subordinated LOC provides for up to $130,000 of funding to be repaid at the non-usurious interest rate of 6%. As of December 31, 2017, the Company had accessed approximately $109,891 of the available funds.

In exchange for waiving all of the rights granted to 524 Investments, LLC in connection with their First Round Investment of $1,000,000 resulting in 99.95% of all equity purchased, with the exception of a board seat appointment, 524 Investments shall maintain shares which allow them 2 votes for every Class B Share.

In January 2018 the related party note and all other Noteholders agreed to convert their Notes to the shares under the terms of the current Preferred Stock Offering. The notes and accrued interest were converted into 95,131 preferred shares at a conversion rate of five to one. The Preference is 10% more shares upon conversion to Common A shares when the Company conducts its anticipated Regulation A Plus Offering. In receiving that discount as part of the debt conversion in January 2018, Noteholders also agreed to accept a 6% interest rate instead of the 10% interest rate.

The Company sold an additional 48,801 Preferred Shares for a total of $220,487 net of offering costs.

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Trend Information

Because we are still in the startup phase and have only recently launched the Company, we are unable to identify any recent trends in site visitations, revenue or expenses since the latest financial year. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined in this Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company had no revenue during 2019. The Company had no product returns during 2019.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

InSitu Biologics, Inc.

F-1

InSitu Biologics, Inc.

 Balance Sheets

	June 30,	December 31,
	2019	2018
ASSETS

Current Assets

Cash and cash equivalents	$1,027,616	$1,725,585
Prepaid expenses	-	1,166
Total current assets	1,027,616	1,726,751

Other Assets

Patents net of $2,047 and of $1,401accumulated amortization, respectively	17,345	17,992
Deferred offering costs	117,289	-
Security deposits	2,557	2,557
Total other assets	137,192	20,549
TOTAL ASSETS	$1,164,808	$1,747,300

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$-	96,937
Total current liabilities	-	96,937
Total liabilities	-	96,937

Stockholders' Equity (Deficit)
Class A common stock, $.00001 par value: authorized 20,000,000 shares; issued and outstanding 6,306,931 and 6,187,138 shares respectively, Class B common stock, .00001 par value: authorized 10,000,000 shares; issued and outstanding 3,000,000 shares as of both June 30, 2019 and June 30, 2019, undesignated stock, $.00001 par value; authorized 80,000,000 shares; issued and outstanding 0 shares as of both June 30, 2019 ans June 30, 2019 and 2017	93	92
Additional paid-in capital	3,579,545	3,065,620
Accumulated deficit	(2,414,830)	(1,415,349)
Total stockholders' equity (deficit)	1,164,808	1,650,363
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$1,164,808	$1,747,300

F-2

InSitu Biologics, Inc.

 Statements of Operations

	June 30, 2019	December 31, 2018
Expenses:
Research and development expense	$603,001	$364,219
Other general and administrative	398,534	553,558
Total expenses	1,001,536	917,777
Operating loss	(1,001,536)	(917,777)
Interest income	2,055	(1,441)
Net loss	$(999,481)	$(919,218)

F-3

InSitu Biologics, Inc.

 Statements of Changes in Equity

(Deficit)

						Additional
	Common Stock			Preferred Stock		Paid-In	Accumulated
	A Shares	B Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance as of December 31, 2017	5,000,000	3,000,000	$80	69,386	$1	$164,169	$(496,131)	$(331,881)
Conversion of notes and accrued interest to preferred stock	-	-	-	95,000	1	518,597	-	518,598
Proceeds from sales of convertible preferred stock net of issuance costs of $23,515	-	-	-	50,438	1	220,488	-	220,489
Conversion of preferred to common stock	396,290	-	4	(214,824)	(3)	(1)	-	-
Proceeds from sale of common stock net of issuance costs of $262,570	790,848	-	8			2,162,367	-	2,162,375
Net loss	-	-	-	-	-	-	(919,218)	(919,218)
Balance as of December 31, 2018	6,187,138	3,000,000	92	-	-	3,065,620	(1,415,349)	1,650,363
Proceeds from Reg A Stock Offering	119,793	-	1	-	-	513,925	-	513,926
Net Loss	-	-	-	-	-	-	(999,481)	(999,481)
June 30, 2019	6,306,931	3,000,000	$93	-	$-	$3,579,545	$(2,414,830)	$1,164,808

See Notes to Financial Statements

F-4

InSitu Biologics, Inc.

 Statements of Cash Flows

	Six Months Ended Six-months ended
	June 30, 2019	December 31, 2018
Cash flows from operating activities
Net loss	$(999,481)	$(919,218)
Adjustments to reconcile net loss to cash used by operating activities:
Amortization	646	1,293
Interest on convertible notes - converted to equity	-	2,025
Changes in operating assets and liabilities
Prepaid expenses	1,166	(1,166)
Accounts payable	(96,937)	96,937
Net cash used by operating activities	(1,094,606)	(820,129)

Cash flows from financing activities
Payments for deferred costs	(117,289)	-
Proceeds from sale of convertible preferred stock	-	235,489
Proceeds from sale of common stock	513,925	2,162,373
Net cash provided by financing activities	396,637	2,397,862

Net change in cash and cash equivalents	(697,969)	1,577,733

Cash and cash equivalents - beginning of year	1,725,585	147,852

Cash and cash equivalents - end of period	$1,027,616	$1,725,585

Non-cash investing and financing activities Conversion of LLC to Corporation	$-	$439,699

Deferred offering costs included in accounts payable	$-	$20,000

F-5

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business and significant accounting policies:

Nature of business:

InSitu Biologics, Inc. (the “Company”, “we” or “our”) is developing implantable time release products composed of its proprietary tunable, bio-polymeric hydrogel, Matrix™. Implantable, tunable compounds similar to Matrix are gaining attention in biomedical applications targeting tissue and nerves. The Company is pursuing applications for soft and bone tissues. Procured through an exclusive license agreement (see Note 2) via our manufacturing and advance development partner, the Matrix was invented and originally patented through the Cleveland Clinic Foundation. We have further developed, manufactured and completed testing and performed preliminary animal studies in several applications supporting conceptual clinical applications. Upon completion of a battery of bench and pre-clinical tests, we intend to partner with a leader in the Operative Pain Management product market to accelerate any further clinical studies prior to commercialization. The Company’s activities are subject to significant risks and uncertainties including failing to secure additional funding to license or operationalize the Company’s technology.

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. In the opinion of management, the accompanying financial statements reflect all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the Company’s financial position and results of operations. Interim results are not necessarily indicative of the results that may be achieved for the full year. The financial statements and related notes do not include all information and footnotes required by accounting principles generally accepted in the United States for annual reports. This interim report should be read in conjunction with the audited financial statements for the six-months ended June 30, 2019 prepared by Baker, Tilly, Virchow, Krause.

Going concern and management plans:

As of June 30, 2019, the Company has no revenues and has an accumulated deficit position of $2,414,830. The Company’s cash position of $1,027,616 is not adequate to meet the projected cash requirements of the Company through September 18, 2020, which raises substantial doubt that the Company is able to continue as a going concern.

Management’s plans regarding the shortfall are as follows:

Management is pursuing additional funding through the sale of common stock to certain potential investors. Amount raised will be used two thirds for research and development and the remaining third for other general and administrative expenses.

The Company needs additional capital to meet its projected operations and equipment needs through at least September 18, 2020. If the Company is not able to raise additional working capital, it would have a material adverse effect on the operations of the Company and the continuing research and development of its product.

F-6

Stock split:

Effective February 25, 2019, the Company’s Board of Directors consented to a 2 to 1 stock split for Class A and Class B common shares and convertible preferred stock. The stock split was retroactively adjusted for all periods presented.

Use of estimates:

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Reclassifications: Certain items in the fiscal 2018 financial statements have been reclassified to be consistent with the classifications adopted for fiscal 2019. The fiscal 2018 reclassifications had no impact on previously reported net income or shareholders’ equity.

Future Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers.” ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09. ASU No. 2014-09 is effective for fiscal years beginning after December 15, 2018. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that ASU Nos. 2014-09 and 2015-14 will have on its results of operations, financial position and cash flows.

During February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. During 2018, the FASB also issued ASU No. 2018-10, "Codification Improvements to Topic 842, Leases", which addresses narrow aspects of the guidance originally issued in ASU No. 2016-02; ASU 2018-11, "Targeted Improvements", which provides entities with an additional (and optional) transition method whereby an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Topic 842 (as amended) is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the effect that Topic 842 (as amended) will have on its results of operations, financial position and cash flows.

F-7

Note 2. License Agreement

The Company entered into a license agreement with an unrelated third party Contract Manufacturer Organization (CMO) dated November 14, 2014, in connection with certain patents whereby the CMO granted the Company an exclusive worldwide license, including the right to grant further sublicenses to develop, use, import, export, distribute, market, promote, offer for sale and sell Products. The CMO retains the right to manufacture and supply to Company and all sublicensees any and all Products developed under the License Agreement. The license agreement has an initial term of 5 years with the Company having to option to renew the agreement if certain regulatory, clinical or sales milestones are met and if the Company pays a renewal fee in the low six figures for each renewal(s). Notwithstanding any renewal, the license agreement will expire at the last to expire valid patent claim of the last to expire licensed patent. Each party may terminate if the other party materially breaches the agreement, subject to notice and opportunities to cure. We may terminate the license agreement at any time on 60 days’ notice. Similarly, if the Company were to sublicense a product to a third party that is developed under the licensed patents, the Company would pay the CMO a sublicense fee in the mid six figures for each product that is sublicensed.

Note 3. Patents:

Intangible assets consist of patents which are being amortized using the straight-line method over their estimated useful lives of 15 years. Amortization of patents was $646 for the six months ended June 30, 2019 and $1,293 for the six-months ended June 30, 2019. Estimated future amortization expense is $1,293 for each of the next five years and $11,527 thereafter.

Note 4. Equity

The Company authorized 110,000,000 shares with 10,000,000 shares designated as Preferred Stock, 20,000,000 shares designated as Class A Common Stock with one vote per share, 10,000,000 shares designated as Class B Common Stock with two votes per share, and the remaining stock as undesignated. The Board of Directors, through Written Consent, authorized a two for one (2:1) split of the all shares, which consists of preferred, Common A and Common B shares effective February 25,2019. As of June 30, 2019, issued and outstanding stock are 6,306,931 shares of Class A common stock and 3,000,000 shares of Class B common stock. In addition, warrants for 3,478 shares of Class A common stock at the price of $5.75 per share expiring July 10, 2020 are outstanding.

Note 5. Subsequent Events

Management has evaluated subsequent events through September 18, 2019, the date on which the financial statements were available for issue and identified no significant events or transactions to disclose.

F-8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Insitu Biologics, Inc.

Date: September 28, 2019	By:	/s/ Kevin Bassett
Kevin Bassett
Chief Executive Officer

Date: September 28, 2019	By:	/s/ Terry Belford
Terry Belford
Chief Financial Officer

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